November 22, 2024

Felicity Lewis
General Counsel, Corporate Secretary
Bitcoin Depot Inc.
3343 Peachtree Road NE, Suite 750
Atlanta, GA 30326

        Re: Bitcoin Depot Inc.
            Registration Statement on Form S-3
            Filed November 20, 2024
            File No. 333-283353
Dear Felicity Lewis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Brett Nadritch